1900 West Loop South

Suite 1500

Houston, Texas 77027

Main: 713-961-4600

July 12, 2012

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Cash

Re:	Quanex Building Products Corporation
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed December 20, 2011
File # 001-33913

Dear Mr. Cash:

On behalf of Quanex Building Products Corporation (the “Company” or “Quanex”), this letter is in response to your communication dated July 5, 2012 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended October 31, 2011 filed on December 20, 2011 (our “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on January 23, 2012 (our “Proxy”).

For convenience, we have restated the Staff’s comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Form 10-K for the Fiscal Year Ended October 31, 2011

Risk Factors, page 12

General

1.	In future filings, please include a separate risk factor discussing the risks presented by existing and contemplated laws, regulations and government initiatives that materially impact your business. We note in particular the discussion in your MD&A and in your earnings call for the fourth quarter of 2011 regarding the impact of the expiration of the first time homebuyers’ tax credit and the tax credit for energy efficient windows. Please ensure that your risk factor includes specific examples of how the various laws, regulations and government initiatives have impacted the operation of your business, including discussing any specific material impact on operating results.

Response: The Company acknowledges the Staff’s comment and will include in future filings a separate risk factor discussing the risks presented by existing laws, regulations and government initiatives that materially impact our business. Quanex will include specific examples of how the various laws, regulations and government initiatives impact the operation of our business, including discussing any specific material impact on operating results, as appropriate.

Securities and Exchange Commission

July 12, 2012

If the Company’s raw materials or energy were to significantly increase in price…, page 13

The Company is subject to various environmental requirements…, page 13

The Company may not be able to successfully identify, manage or integrate future acquisitions… page 13

2.	In future filings, please revise each of these risk factors, or add new risk factors, as appropriate, to provide specific examples of how each of these risks have impacted the operation of your business, including discussing any specific material impact on operating results. We note that each of these risks appears relatively generic despite the fact that the company has been impacted by specific events relating to such risks. In particular, we note that your operating results are impacted by both aluminum costs and the integration of acquisitions, such as Edgetech, both of which are discussed in detail in your earnings call for the fourth quarter of 2011 and first quarter of 2012. In addition, we note that you are currently undertaking ongoing remediation activities at your Nichols Aluminum-Alabama, LLC subsidiary, but the costs and material impact of this remediation are not discussed in the relevant risk factor. In future filings, please ensure that each of your risk factors is appropriately tailored to your specific business and circumstances and includes examples of the impact of such risks on your results of operations.

Response: The Company acknowledges the Staff’s comment and in future filings will revise each of these risk factors, or add new risk factors, as appropriate, to provide specific examples of how each of these risks have impacted the operation of our business, including discussing any specific material impact on operating results. The Company will appropriately tailor each of its risk factors to its specific business and circumstances and include examples of the impact of such risks on its results of operations.

Definitive Proxy Statement on schedule 14A

Compensation Discussion and Analysis, page 16

Performance Units, page 22

3.	We note that the awards of performance units are made based on pre-established performance measures and that you included disclosure of the actual performance measures on page 27 of your Definitive Proxy Statement on Schedule 14A filed on January 23, 2009. However, your current Definitive Proxy Statement should also include disclosure of all previously established performance measures for awards made in 2011, including the performance measures established for the performance units, and discuss how you derived actual awards based on achievement or non-achievement of such performance measures. While you disclose on page 23 that executives received a payout of 0% of target value associated with EPS Growth, and 100% of the target value associated with Relative TSR, you do not discuss how the actual results achieved compared to the pre-established performance measures and how you calculated the actual payout. Please include such disclosure in future filings.

Response: In future filings, the Company will modify its disclosure to discuss previously established performance measures for awards, including those established for performance units, and how we derived actual awards based on achievement or non-achievement of such performance measures. The Company will also disclose how the actual results achieved compared to the pre-established performance measures associated with EPS Growth and Relative TSR payouts and how we calculated the actual payout.

Securities and Exchange Commission

July 12, 2012

In addition to the responses to the Staff comments above, the Company acknowledges in writing, per the request of the Staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification of the responses provided, please contact me at the following:

Quanex Building Products Corporation

1900 West Loop South, Suite 1500

Houston, Texas 77027

(713) 961-4600

Sincerely,

/s/ Deborah M. Gadin
Deborah M. Gadin
Vice President – Controller
(Principal Accounting Officer)